Mail Stop 3561

April 16, 2007

Don A. Turkleson, Chief Financial Officer
Sabine Pass LNG, L.P.
717 Texas Avenue, Suite 3100
Houston, TX 77002

   Re: **Sabine Pass LNG, L.P.**
      Amendment No. 2 to Registration Statement on Form S-4
      Filed April 3, 2007
      File No. 333-138916

Dear Mr. Turkleson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Certain Relationships and Related Transactions, page 77

 1. Please include the disclosure required by Item 404(b) of Regulation S-K and Item 19(a)(7)(iii) of Form S-4. Refer to Securities Act Release No. 8732A (Aug. 29, 2006).

Experts, page 155

2. Please advise or revise your filing to include a letter from your former independent registered accountants stating whether or not they agree with your disclosure in response to Item 304(a) of Regulation S-K. See Items 304(a)(2)(D) and 601(b)(16) of Regulation S-K.

Balance Sheets, page F-3

3. Please tell us why the entire $355 million held in a reserve account is classified as a current asset. Your disclosures suggest it is restricted for semiannual scheduled interest payments on the Senior Notes, from May 30, 2007 through 2009. We refer you to the disclosures on pages 92 and F-15. To the extent that a portion of these funds will be used to satisfy non-current obligations, please present those amounts as non-current assets, as applicable. See paragraph 6 of chapter 3 to ARB 43.

Exhibit 23.1

4. In your amended filing please update the independent accountant's consent to refer to the use of their audit report in the most recent amended filing. Presently, the consent refers to the financial statements appearing in Amendment No. 1 to Form S-4.

******

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister, Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Geoffrey K. Walker, Esq.
       Andrews Kurth LLP
       (713) 220-4285